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MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
 (905) 267-4230 catherine.love@mdsinc.com

For Immediate Release:

MDS Announces Agreements to Divest
MDS Pharma Services’ Early Stage Business

Company Focused on Building MDS Nordion

TORONTO, CANADA, February 10, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has signed agreements to divest its remaining MDS Pharma Services Early Stage business, which provides Discovery through Phase IIa clinical trial services to biotechnology and pharmaceutical companies, for $45 million and certain minority equity interests.  The $45 million purchase price includes a five-year, $25 million note and $20 million in cash that will be adjusted for working capital and other items; after currently projected adjustments, the $20 million cash payment is estimated to result in net cash proceeds of approximately $7 million.

Upon the close of the sale, MDS will have completed its repositioning strategy and will be focused on building its MDS Nordion business, which has leadership positions in medical imaging and radiotherapeutics, and sterilization technologies.

“The agreements to divest the MDS Pharma Services business are the last major milestone in the repositioning of the Company,” said Steve West, Chief Executive Officer of MDS Inc. “While the sale agreements have been struck in a difficult environment, we believe we are doing what’s necessary to allow us to focus on building MDS Nordion to create shareholder value over the long term.”

Under the terms of the agreements, MDS will divest its Discovery and Pre-Clinical operations in Bothell, Washington; Lyon, France; and Taipei, Taiwan, to Ricerca Biosciences LLC, a leading provider of early-stage contract research organization (CRO) services.

“We are evolving to meet the needs of our clients.  This expansion, combined with our existing infrastructure, puts us on the forefront of providing comprehensive discovery and preclinical services from Intellectual Property to Investigational New Drugs to the biopharmaceutical industry,” said Ian Lennox, Chairman and Chief Executive Officer, Ricerca Biosciences.

The Early Stage Development operations, which consist of Phase I clinics and bioanalytical labs, and the Company’s Development and Regulatory Services consultancy, will be sold to a new corporation primarily owned by Bain Capital Ventures and SV Life Sciences, two leading private investment firms with established holdings in life sciences, including Ricerca.   Bain Capital Ventures and SV Life Sciences both have long and successful track records of building market-leading companies in healthcare and the life sciences sector.

“We believe that the new corporation’s combination of talented people, scientific excellence, and world-class facilities provides a strong foundation for future growth of the business, and we look forward to continuing to provide our clients with leading early-stage clinical development services,” said Susan Thornton, Ph.D., Chief Executive Officer of the new corporation.

Exclusions from the Transactions
The divestiture of the MDS Pharma Services Early Stage business does not include the Early Stage Development facility in Montreal, Canada, which will be closed.  The decommissioning, through which approximately 225 jobs will be eliminated, will take place in stages over the next 12 months and is expected to be completed by the end of February 2011.  In addition, the sale does not include MDS Pharma Services headquarters in King of Prussia, Pennsylvania.  While MDS expects the majority of MDS Pharma Services employees to move to Ricerca or the new corporation, the Company anticipates that approximately 50 people will not be part of the deal.

Operating costs during the wind-down period are currently anticipated to be in the range of $7 million to $12 million. The cost of employee severance is estimated to be in the range of $18 million to $21 million, and MDS has retained pension obligations of approximately $3 million.

Obligations Retained
Following the sale, MDS expects to retain certain liabilities and obligations related to the MDS Pharma Services Early Stage business, including litigation claims and other costs associated with the U.S. Food and Drug Administration’s review of the Company’s bioanalytical operations in Montreal, and is subject to other risks and uncertainties as outlined in the Company’s 2009 Annual Information Form.   MDS will also retain lease obligations for the Montreal facility, the King of Prussia office and for one office building in Bothell, Washington.  The cost of future lease payments is estimated at $9 million.  Under certain circumstances,
MDS may be required to assume additional liabilities that could result in future cash payments.

Cash and Distributions
Following the divestiture of the MDS Pharma Services Early Stage business and the intended $400 million to $450 million share buyback, resulting from the previously announced sale of MDS Analytical Technologies, MDS currently expects to initially hold between $85 million and $135 million of cash to support ongoing operations and future obligations of the Company.  Beyond the estimated cash balance of between $85 million and $135 million, the Company intends to hold additional cash to fund unpaid transaction and restructuring costs associated with the sale of MDS Pharma Services and MDS Analytical Technologies.  Additional details on these expected transaction and restructuring costs are available in MDS’s 2009 Management’s Discussion and Analysis (MD&A).

MDS’s interest in the new corporation consists solely of the $25 million note and a 15% equity interest.  The interest on the five-year note is 4% per annum, and the note would be repayable at the end of its five-year term or upon a future sale of the business.   The note is expected to be secured by certain assets of the new corporation, which would be subordinated by the new corporation’s senior credit facility.

Closing Conditions, Time Lines
The transaction is expected to close within two months, and is subject to customary approvals and closing conditions, including certain regulatory approvals and compliance with labor laws related to an operation in France.

MDS Special Committee
The Company’s Special Committee of the Board of Directors, which was established in February 2009 to review strategic alternatives to improve shareholder value, is expected to be disbanded following the completion of the sale of MDS Pharma Services.

MDS Strategic Repositioning
Background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

About MDS Pharma Services Early Stage Operations
MDS Pharma Services’ Early Stage operations include approximately 1,700 employees at 10 sites – Montreal, Canada; Bothell, Washington; Neptune, New Jersey; Tempe, Arizona; Lincoln, Nebraska; King of Prussia, Pennsylvania; Lyon, France; Belfast Northern Ireland; Zurich, Switzerland; and Taipei, Taiwan.    The Early Stage business is comprised of Discovery & Preclinical services, which include Pharmacology/Drug Metabolism and Pharmacokinetics (DMPK), Drug Safety Assessment, and Development & Regulatory Services; and Early Stage Development services, which consist of Early Clinical Research (Phase I to IIa), Bioanalytical Services, and Clinical Pharmacology.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, and pharmaceutical contract research.   MDS has more than 2,400 highly skilled people in nine countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “estimates”, “projects”, “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future results and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful completion of the aforementioned divestitures and their success as ongoing businesses, risks relating to obligations retained and projected adjustments, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2009 filed with the U.S. Securities & Exchange Commission.

SOURCE: MDS